 Exhibit 99.1

SNDL to Announce Third Quarter 2022 Financial Results on November 14, 2022

CALGARY, AB, Oct. 28, 2022 /CNW/ - SNDL Inc. (Nasdaq: SNDL) ("SNDL" or the "Company") announced today that it will release its third quarter financial results ended September 30, 2022, on Monday, November 14, 2022.

Following the release of its third quarter financial results, SNDL will host a conference call and webcast at 10:30 a.m. EDT (8:30 a.m. MDT) on November 14, 2022.

WEBCAST ACCESS

To access the live webcast of the call, please visit the following link:
https://services.choruscall.ca/links/sndl2022q3.html

REPLAY

A telephone replay will be available for one month. To access the replay, dial:
Canada/USA Toll Free: 1-800-319-6413 or International Toll: +1-604-638-9010
When prompted, enter Replay Access Code: 9541 #
The webcast archive will be available for three months via the link provided above.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on Nasdaq under the symbol "SNDL."

SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, and Spiritleaf. SNDL is a licensed cannabis producer that uses state-of-the-art indoor facilities to supply wholesale and retail customers under a cannabis brand portfolio that includes Top Leaf, Sundial Cannabis, Palmetto, Spiritleaf Selects, and Grasslands. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

For more information on SNDL, please go to https://www.sndl.com/.

View original content to download multimedia:https://www.prnewswire.com/news-releases/sndl-to-announce-third-quarter-2022-financial-results-on-november-14-2022-301661948.html

SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2022/28/c8421.html

%CIK: 0001766600

For further information: Sophie Pilon, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: Sundial Growers Inc.

CNW 07:30e 28-OCT-22